     Preliminary Structural and Collateral Term Sheet $1,017,500,000 (approximate) of Senior Certificates

J.P. Alternative Loan Trust 2006-S3

Mortgage Pass-Through Certificates, Series 2006-S3

Features of the Transaction		Preliminary Mortgage Pool(s) Data - 30 Year

Pool 1
- Offering consists of approximately 1,017mm of Senior Certificates			Aggregate
rated AAA by S&P and Moody's		Collateral Type	30Yr
- The Amount of Senior Certificates is approximate and may vary.		Outstanding Principal Balance	1,100,000,000
- Pool 1 will collateralize the Deal with one set of Subordinate		Number of Mortgage Loans	3560
Certificates, Over-Collateralization and Excess Spread.		Average Original Balance	254,521
		Weighted Average Gross Coupon	7.145%
		Weighted Average Maturity	354
		Weighted Average Seasoning	1
		Weighted Average Loan-to-Value	75%
		Weighted Average FICO Score	704
		Geographic Distribution	CA(26%),NY(11%)
		Owner Occupied	72%
		Purpose-Cash Out	36%
		Interest Only	38%
		Primary Servicer	CWHL(46%),Chase(29%),GPM(14%),PHH(11%)
		Other Servicers	Suntrust,NatCity,HSBC

Key Terms

Issuer :	J.P. Alternative Loan Trust
Underwriter :	J.P.Morgan Securities, Inc.
Depositor :	J.P. Morgan Acceptance Corp. I
Master Servicer:	Wells Fargo
Trustee:	Wachovia Bank
Type of Issuance:	Public
Servicer Advancing:	Yes, Subject to Recoverability.
Compensating Interest:	Paid, But Capped.
Clean-Up Call / Optional Termination:	10% clean-up call
Legal Investment:	The Senior Certificates are
SMEEA Eligible at Settlement.
ERISA Eligible:	The Senior Certificates are
ERISA eligible subject to limitations set
forth in the final prospectus supplement.
Tax Treatment:	REMIC
Structure:	Senior/Subordinate w/ Over Collateralization
and Excess Spread
Expected AAA Subordination:	7.5% +/- .50%
Rating Agencies:	Moody's S&P
Registration:	Senior Certificates - DTC

Time Table (approximate)		JPMSI Whole Loan Trading Desk

Expected Settlement	6/29/06		John Horner
Cut-Off Date	6/1/06		Eric Norquist
First Distribution Date	7/25/06		Dan Lonski
Distribution Date	25th or Next Business Day		Ruslan Margolin
Marc Simpson

JP Morgan Securities Inc.						Deal Summary Report						jpalt06s3v1

					Assumptions							Collateral

Settlement										Balance	WAC	WAM	Age	WAL	Dur
	29-Jun-2006	Prepay			100 PPC
1st Pay Date	25-Jul-2006	Default			0 CDR				$1,100,000,199.99		7.145	354	1	3.649	0.000
		Recovery			0 months
		Severity			0%

Tranche	Balance		Coupon		Principal	Avg	Dur Yield	Spread	Bench	Price	$@1bp	Accrued	NetNet	Dated	Notes
Name				Window		Life		bp		%		Int(M)	(MM)	Date

A1A		160,000,000.00	5.570		07/06 - 04/08	0.950								29-Jun-06	FIX
A1B		230,690,000.00	5.205		07/06 - 04/08	0.950								29-Jun-06	FLT
A2A		60,239,000.00	5.820		04/08 - 02/09	2.200								01-Jun-06	FIX
A2B		100,000,000.00	5.255		04/08 - 02/09	2.200								29-Jun-06	FLT
A3A		28,700,000.00	5.930		02/09 - 05/10	3.200								01-Jun-06	FIX
A3B		100,000,000.00	5.305		02/09 - 05/10	3.200								29-Jun-06	FLT
A4		111,989,000.00	6.260		05/10 - 05/13	5.000								01-Jun-06	FIX
A5		47,819,000.00	6.390		~05/13 - 07/14	8.043								01-Jun-06	FIX
A6		101,750,000.00	6.080		07/09 - 07/14	6.392								01-Jun-06	FIX
A7		76,313,000.00	6.200		07/09 - 07/14	6.392								01-Jun-06	FIX
M1		18,150,000.00	6.220		07/09 - 07/14	5.371								01-Jun-06	FIX
M2		12,100,000.00	6.270		07/09 - 07/14	5.371								01-Jun-06	FIX
M3		5,500,000.00	6.320		07/09 - 07/14	5.371								01-Jun-06	FIX
M4		5,500,000.00	6.360		07/09 - 07/14	5.371								01-Jun-06	FIX
M5		5,500,000.00	6.410		07/09 - 07/14	5.371								01-Jun-06	FIX
M6		5,500,000.00	6.510		07/09 - 07/14	5.371								01-Jun-06	FIX
B1		5,500,000.00	6.650		07/09 - 07/14	5.353								01-Jun-06	FIX
B2		5,500,000.00	6.650		07/09 - 03/14	5.198								01-Jun-06	FIX
B3		5,499,999.99	6.650		07/09 - 05/13	4.912								01-Jun-06	FIX
CE		13,750,000.00	0.000		~07/06 - 07/11	3.907								01-Jun-06	OC
AR		100.00	0.750		07/06 - 07/06	0.072								01-Jun-06	WAC
P		100.00	0.750		07/06 - 07/06	0.072								01-Jun-06	WAC

Yield Curve			Swap Curve						EDSF

Mat 6MO 2YR 3YR 5YR 10YR			1YR	2YR	3YR	4YR	5YR	7YR 10YR 0.95YR		1YR

Yld 5.045 4.996 4.966 4.946 5.003			5.4675 5.4270 5.4115 5.4305 5.4485 5.4940 5.5525						5.459 5.459

The depositor has filed a registration statement (including a prospectus) with the SEC SEC File No. for JPMAC: 333-127020 for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-834-2499 (collect call) or by emailing Thomas Panagis at thomas.m.panagis@jpmorgan.com.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities.

The information contained in this communication is subject to change, completion or amendment from time to time. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information may contain certain tables and other statistical analyses (the "Computational Materials") that have been prepared in reliance upon information furnished by the depositor, the preparation of which used numerous assumptions which may or may not be reflected herein. As such, no assurance can be given as to the appropriateness of the Computational Materials for any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the final underlying assets and the preliminary underlying assets used in preparing the Computational Materials. Neither JPMorgan nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments or losses on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY JPMORGAN AND NOT BY THE DEPOSITOR OR ANY OF ITS AFFILIATES (OTHER THAN JPMORGAN). JPMORGAN IS ACTING AS UNDERWRITER AND NOT WITH THE OFFERING TO WHICH THIS COMMUNICATION RELATES.

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